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                                                Filed by Hewlett-Packard Company
                           pursuant to Rule 425 under the Securities Act of 1933
                                      and Deemed Filed pursuant to Rule 14d-2(b)
                                                                Subject Company:
                                      Indigo N.V., Commission File No. 005-59627



SET FORTH BELOW IS THE TEXT OF A PRESS RELEASE ISSUED BY HEWLETT-PACKARD COMPANY ON SEPTEMBER 6, 2001.

HP TO ACQUIRE OUTSTANDING SHARES OF INDIGO NV

MOVE STRENGTHENS HP'S $20 BILLION IMAGING AND PRINTING BUSINESS AND PROPELS HP TO FOREFRONT OF DIGITAL COMMERCIAL PRINTING MARKET

         CHICAGO, SEPT. 6, 2001

         Hewlett-Packard Company (NYSE:HWP) and Indigo N.V. (NASDAQ: INDG) today announced that the companies have entered into an agreement for HP to acquire the remaining outstanding shares of Indigo, a leading commercial and industrial printing systems company. The acquisition of Indigo, which offers the broadest range of digital color printing presses in the industry, positions HP for a major thrust into commercial printing, a $400 billion market ripe for digital transformation. The companies will discuss the new relationship at the Print 01 trade show, which opened here today.

         HP currently owns 14.8 million of Indigo's common shares, representing
13.4 percent of the company's outstanding shares. Under the terms of the agreement, HP will acquire the remaining shares of Indigo for approximately $629 million in HP common stock and a potential future cash payment of up to $253 million contingent upon Indigo's achievement of long-term revenue goals, for an aggregate potential payment of up to $882 million. The transaction is expected to be accretive to earnings per share in its first full year of operation.

         "The Indigo team has a rich history of innovation and strong customer relationships that has made it a leader in the commercial printing market," said Carly Fiorina, chairman and chief executive officer, HP. "Our two companies have a proven track record of collaboration, and this new relationship will result in an even more compelling suite of offerings and support services for customers around the world."

         Indigo extends HP's printing systems portfolio beyond inkjet and LaserJet technology into a third high-speed color print technology and accelerates the company's plans to transform and lead the rapidly evolving commercial printing market. With the addition of Indigo, HP will sell offset-quality digital press solutions and services that will enable businesses to more effectively target and retain their customers with short-run, personalized business communications linked to digital document creation.

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         "HP intends to lead the transformation of commercial printing into a web-enabled, all-digital industry," said Vyomesh Joshi, president of HP's Imaging and Printing Systems. "The speed, image quality and cost effectiveness of Indigo's technology will now be available to a larger audience through HP's brand strength and global reach. By linking Indigo's digital press to higher-value pages, we believe we can grow our commercial printing division over time into a multi-billion dollar HP business. We have worked closely with Indigo's management for several years and expect a smooth transition as they join the HP team."

         "Our vision has always been to lead the printing industry into the digital era and to see Indigo technology pervade the commercial printing market," said Benny Landa, Indigo founder, chairman and CEO. "Now, as part of HP, that goal is in sight."

         Indigo's versatile liquid electro-photography (LEP) technology spans commercial printing, industrial printing and photo-finishing. LEP combines digital laser imaging with ultra-small ink particles enabling prints of superb quality to be produced at offset printing speeds.

         Indigo is a $200 million business with a growing installed base, strong intellectual property in LEP, a highly profitable consumables business, a direct and specialized sales force, and experienced engineers. The company has 1,100 employees, is headquartered in The Netherlands, and has R&D and manufacturing operations in Israel. Upon completion of the transaction, Indigo will operate as a new division within HP's Imaging and Printing Systems business.

         Terms of the Transaction

         Under the terms of the agreement, HP will offer to acquire all of the outstanding equity of Indigo not already owned by HP in exchange for a combination of shares of HP stock and non-transferable contingent value rights
(CVRs) entitling the holder to a contingent cash payment based on Indigo's achievement of revenue milestones. In exchange for each share of Indigo stock, shareholders of Indigo will receive either $7.50 in HP common stock, or $6 in HP common stock plus one CVR entitling its holder to a cash payment of up to $4.50 per share if Indigo achieves a total of $1.6 billion in revenue over a three-year post-closing period. The value of each CVR increases linearly from $0 to $4.50 as cumulative revenues increase from $1.0 billion to $1.6 billion.

         The HP common stock to be issued in each case will be determined based on the average closing price during the 20 trading days ending three trading days prior to expiration of the offer, with the average trading price to be used in such calculation not to be less than $16.69 or more than $23.68. The agreement calls for HP to issue equal quantities of each consideration alternative. The exchange represents a deal valued at approximately $629 million in HP common stock (based on the closing price of HP shares on September 5, 2001) as well as a maximum contingent cash payment of approximately $253 million.

         The acquisition is subject to a 95 percent minimum exchange condition, customary closing conditions and normal regulatory reviews.

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         About Indigo

         Indigo N.V. (www.indigonet.com) is the leader in high performance digital color printing systems. Indigo's Digital Offset Color technology combines the quality of ink-based offset printing with the performance advantages of digital imaging. Its products, including its proprietary ElectroInk, provide solutions for the commercial, industrial and photographic printing markets. Indigo is headquartered in The Netherlands, with R&D and manufacturing operations in Israel.

         For additional Indigo information, please contact the following:
Investor relations, Michael King, 781.937.7947; European media, Bespoke Ltd., Ray Goodacre, +44-1737.215.200; U.S. media, Bradford & Maloney Inc., Martin Maloney, 203.661.2900; Israel, Wagner Grinstein Communications, Dassi Wagner, +972.3.696.6262.

         About HP

         Hewlett-Packard Company -- a leading global provider of computing and imaging solutions and services -- is focused on making technology and its benefits accessible to all. HP had total revenue from continuing operations of $48.8 billion in its 2000 fiscal year. Information about HP and its products can be found on the World Wide Web at HTTP://WWW.HP.COM.

                                      # # #

ADDITIONAL INFORMATION AND WHERE YOU CAN FIND IT

HP intends to file a Registration Statement on Form S-4 and Schedule TO, and Indigo plans to file a Solicitation/Recommendation Statement on Schedule 14D-9, with the Securities and Exchange Commission in connection with the transaction. HP and Indigo expect to mail a Prospectus, the Schedule 14D-9 and related tender offer materials to stockholders of Indigo. These documents contain important information about the transaction. Investors and security holders are urged to read these documents carefully when they are available. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at www.sec.gov. Free copies of these documents may also be obtained from HP and Indigo.

In addition to the Registration Statement, Schedule TO, Prospectus and Schedule 14D-9 reports, HP and Indigo file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission.

People may read and copy any reports, statements or other information filed by HP or Indigo at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the commission's other public reference rooms in New York, N.Y. and Chicago, Ill. Please call the Securities and Exchange Commission at 800-SEC-0330 for further information on the public reference rooms. HP's and Indigo's filings with the Securities and Exchange Commission are also available to the public from commercial document-retrieval services and HP's such filings are available at the website maintained by the commission at http://www.sec.gov.

Forward-Looking Statement

This news release contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements regarding new market initiatives, execution of integration plans and the potential growth of the Indigo business are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that the transaction does not close; that prior to the closing of the proposed transaction, the business of Indigo may suffer due to uncertainty; that the parties are unable to successfully execute the integration strategies; and other risks that are described from time to time in HP's and Indigo's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K for the year ended Oct. 31, 2000, and subsequently filed reports and Indigo's annual report on Form 20-F for the year ended December 31, 2000, and subsequent filed reports. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, HP's or Indigo's results could differ materially from HP's and Indigo's expectations in these statements. Neither HP nor Indigo assumes any obligation to, and neither intends to update these forward-looking statements.

INFORMATION INCORPORATED BY REFERENCE INTO THIS FILING

The Offer Agreement, dated as of September 6, 2001, between Hewlett-Packard Company and Indigo N.V. will be filed as exhibit 99.1 to a Form 8-K to be filed today by Hewlett-Packard Company and is hereby incorporated by reference in this filing.


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